Exhibit 14.1

1

CODE OF BUSINESS CONDUCT AND ETHICS

LAVA THERAPEUTICS N.V.

INTRODUCTION

Article 1

1.1

This document sets out the Company’s code of business conduct and ethics, consisting of the principal business, ethical, moral and legal standards which the Company Group and all Employees and Officers are expected to observe.

1.2	This policy shall be posted on the Website.

DEFINITIONS AND INTERPRETATION

Article 2

2.1	In this policy the following definitions shall apply:

Accounting & Auditing Whistleblower Policy	The Company’s accounting & auditing whistleblower policy.

Alleged Irregularity

An irregularity of a general, operational or financial nature which is detected, or is suspected on reasonable grounds, within the Company’s organisation, including the imminent or actual:

a.  performance of criminal acts, such as fraud, bribery or corruption;

b.  violation of applicable laws and regulations;

c.   violation of ethical or professional standards, including the standards set out in this policy;

d.  endangerment of public health, safety or the environment;

e.   suppression, destruction, withholding or manipulation of information on the irregularity concerned.

Article	An article of this policy.

Board	The Company’s board of directors.

CEO	The Company’s chief executive officer.

Chairman	The chairman of the Board.

Company	LAVA Therapeutics N.V.

Company Group	The Company and its Subsidiaries collectively or, where the context so requires, any of them individually.

Compliance Officer	The Company’s compliance officer.

Director	A member of the Board.

Employee	An employee of the Company Group.

Government Official

Any individual who:

a.  recently held, holds or can reasonably be expected to soon hold a legislative, political or judicial position of any kind, in each case regardless of rank; or

b.  is an employee or officer of an organisation or entity which is controlled, directly or indirectly, by a government or any constituency of a government.

Officer	A Director, a (managing) director or supervisory director of any Subsidiary, or any other officer of the Company Group who is not an Employee.

Subsidiary	A subsidiary of the Company within the meaning of Section 2:24a of the Dutch Civil Code.

Website	The Company’s website.

Whistleblower	A person reporting an Alleged Irregularity as described in Article 17.

2.2	References to statutory provisions are to those provisions as they are in force from time to time.

2.3	Terms that are defined in the singular have a corresponding meaning in the plural.

2.4	Except as otherwise required by law, the terms “written” and “in writing” include the use of electronic means of communication.

GENERAL PRINCIPLES

Article 3

3.1

The Company Group is committed to conduct its business in accordance with the highest business, ethical, moral and legal standards, in good faith, with due care and in the best interests of the Company Group, its businesses and its stakeholders.

3.2

This policy is not intended to be exhaustive and cannot address every possible situation that may arise, but the Company Group and each Employee and Officer is expected to act at all times to uphold the letter and spirit of this policy, with honesty, integrity and fairness.

3.3

The Company Group shall comply with the laws and regulations of all applicable jurisdictions. Each Employee and Officer is expected to familiarise himself or herself with these laws and regulations, to the extent relevant and appropriate in relation to the performance of his activities for the Company Group.

3.4

Compliance with this policy is not only the responsibility of the Company Group, but also of each Employee and Officer, and each of them is expected to actively support the values and principles set out herein.

3.5

It is the responsibility of all Employees and Officers to regularly review and refresh their knowledge and understanding of this policy. Employees and Officers may be asked to sign a written acknowledgement of their understanding of, and agreement to abide by, this policy.

3.6

Failure to observe this policy may not only result in legal difficulties for the Company Group, but could also give rise to legal and/or disciplinary action against the Employee or Officer concerned, including dismissal. Depending on the nature of the non-compliance, failure to observe this policy may be reported to the appropriate authorities.

3.7

If an Employee or Officer has any questions concerning the application or interpretation of this policy, he or she should seek the advice of his direct supervisor, who may consult with the Company’s legal department when appropriate.

FAIR DEALING, DISCRIMINATION AND HARASSMENT

Article 4

4.1	Employees and Officers are expected to deal fairly and respectfully with the Company Group’s customers, suppliers, other business partners, competitors, and with each other.

4.2

The Company Group is committed to the principles of non-discrimination, respect for human rights and individual freedoms. Harassment, which includes unwanted sexual advances, subtle or overt pressure for sexual favours, badgering, innuendos and offensive propositions, are not tolerated.

4.3	Employees and Officers:

a.	shall maintain a work environment where personal dignity of the individual is respected;

b.	shall not discriminate or harass on the basis of race, gender, culture, appearance, national origin, religious belief, sexual preference or on the basis of any other personal characteristics;

c.	shall not engage in coercion or intimidation in the workplace; and

d.	shall not knowingly work with companies or organisations that use forced or child labour.

WORKPLACE HEALTH AND SAFETY

Article 5

5.1	The Company Group is committed to protect and promote the health, safety and security of its Employees and Officers.

5.2

Without prejudice to any requirements under applicable laws and regulations, Employees and Officers shall endeavour to participate in health and safety training activities to the extent relevant and appropriate in relation to the performance of their activities for the Company Group.

5.3

If an Employee or Officer becomes aware of a health or safety incident, or reasonably suspects a health and safety risk, he or she shall report this promptly to his direct supervisor, who shall consult with the appropriate level of management.

5.4

It is forbidden to illegally possess or consume drugs while working on Company Group premises or otherwise conducting Company Group business. Employees and Officers may not be impaired by drugs or alcohol at work.

ENVIRONMENT

Article 6

6.1

The Company Group is committed to protect the environment by preventing and minimising, to the extent possible and practicable, the environmental impact of its activities and products through appropriate design, manufacturing, distribution and disposal practices.

6.2	The Company Group also expects all Employees and Officers to take individual responsibility in protecting the environment while performing their activities for the Company Group.

6.3

If an Employee or Officer becomes aware of, or reasonably suspects, any violation of environmental law, or the taking of any action that is aimed at concealing such a violation, he or she shall promptly report the matter to his direct supervisor, who shall consult with the appropriate level of management and/or, if required, the Company’s legal department. If such direct supervisor is the culprit (or alleged culprit) of the violation or concealment concerned, the Employee or Officer may report the matter directly to the appropriate level of management.

COMPETITION AND ANTITRUST MATTERS

Article 7

7.1

Many jurisdictions have competition and antitrust laws and regulations which are designed to ensure that competition is fair and honest. Such laws and regulations typically prohibit agreements and actions among competitors that affect competitive conditions of trade and other practices that restrict fair and honest competition.

7.2	To support fair and honest competition, Employees and Officers:

a.	shall not knowingly enter into an agreement or tacit understanding with competitors of the Company Group which would illegally restrict fair and honest competition;

b.

shall practice great reticence when discussing competitive issues relating to the Company Group’s businesses (including the Company Group’s strategies and the identity of its customers, suppliers and other business partners), except to the extent that such information is publicly available other than through improper disclosure;

c.	shall limit communications, when participating in joint ventures and industry associations involving competitors, to communications required for conducting business;

d.	shall not knowingly use market power or market information in a way that may restrict fair and honest competition; and

e.	shall not engage in unfair or deceptive acts or practices.

BRIBERY AND MONEY LAUNDERING

Article 8

8.1	Employees and Officers shall not participate in any form of illegal bribery or money laundering.

8.2

Employees and Officers are expected not to offer, promise, give or accept any item with economic value (including financial and non-financial advantages, promotional premiums and discounts, gifts, travel, meals, entertainment, favours or services) to or from any individual outside the Company Group, including in particular any Government Official or any family member of a Government Official, with the intention of illegally influencing such individual such that the Employee or Officer concerned may obtain or retain a personal opportunity or advantage or a business opportunity or advantage for the Company Group. Employees and Officers should also be aware of, and abide by, the provisions of the Company’s anti-corruption policy.

RECORD KEEPING AND PUBLIC DISCLOSURES

Article 9

9.1

Employees and Officers shall ensure that all books, records and data carriers of the Company Group are retained, presented and disposed of in accordance with applicable laws and regulations. Employees and Officers shall never falsify, alter, destroy or conceal any such books, records or data carriers in order to impair the integrity or availability thereof in an illegal manner.

9.2

Financial transactions carried out by the Company Group shall be recorded properly, accurately and fairly, in the correct accounts and within the relevant accounting period, all with due observance of applicable laws, regulations and accounting policies.

9.3

The Company is committed to providing its shareholders with information about its financial condition and results of operations as required by the United States and all other relevant jurisdictions. It is the Company’s policy that the reports and documents it files with or submits to the SEC, and the earnings releases and similar public communications made by the Company, include fair, timely, understandable, full and accurate disclosures. Employees and Officers who are responsible for these filings and disclosures, including the Company’s principal executive, financial and accounting officers, must use reasonable judgment and perform their responsibilities honestly, ethically and objectively in order to ensure that this disclosure policy is fulfilled. The Company’s senior management is primarily responsible for monitoring the Company’s public disclosures.

CONFIDENTIAL INFORMATION

Article 10

10.1	Confidential information relating to the Company Group shall not be used for personal gain or for purposes other than performing activities for the Company Group as an Employee or Officer.

10.2	To protect confidential information relating to the Company Group, Employees and Officers:

a.	shall not discuss confidential information in places where it is likely to be overheard by someone outside the Company Group;

b.	shall strictly limit conversations involving confidential information to business settings;

c.	shall not disclose or use confidential information for personal gain;

d.

shall not leave papers or other data carriers containing confidential information in public places or in places where such information might be read or discovered by someone outside the Company Group; and

e.	shall exert their best efforts to avoid inadvertent disclosure of confidential information.

10.3

Employees and Officers shall promptly inform the Company’s legal department upon becoming aware that confidential information relating to the Company Group has been wrongly obtained by someone outside the Company Group, or if such information has been misplaced, mishandled or improperly disclosed.

10.4

For purposes of this Article 10, “confidential information” includes non-public information that, if improperly disclosed, could be useful to competitors of and/or harmful to the Company Group, its business partners, suppliers, clients or other stakeholders, or that is material to a reasonable investor’s decision to buy or sell the Company’s securities or securities of its business partners. For example, non-public information relating to the Company Group which includes or describes earnings, forecasts, business plans and strategies, significant restructurings, potential acquisitions, licensing agreement terms, formulas, pricing, patient data, client or sales information, research, new product development, undisclosed marketing and promotional activity, intellectual property development, significant management changes, auditor reports, and events regarding the Company’s securities would generally all qualify as “confidential information”.

COMPANY GROUP PROPERTY AND RESOURCES

Article 11

11.1	Employees and Officers shall take appropriate measures to ensure the efficient and legitimate use of property and resources of the Company Group.

11.2	Employees and Officers shall promptly report to their direct supervisor any misuse of Company Group property or resources.

11.3	Without proper authorisation from their direct supervisor, Employees and Officers shall not:

a.	obtain, use or divert property or resources of the Company Group for personal gain; or

b.

materially alter, remove or destroy property or resources of the Company Group or use services provided by the Company Group, except in the ordinary course of performing activities for the Company Group.

11.4

Company Group property also includes intangible assets such as intellectual property. Company Group intellectual property may also include Employee and Officer work product. Employees and Officers should promptly disclose any invention related to the Company Group’s business, so that it may receive the same protection as other intellectual property of the Company Group.

COMPUTER, E-MAIL AND INTERNET USAGE

Article 12

12.1

Computers, laptops, handheld devices, e-mail and internet access are provided by the Company Group primarily for business use. All Employees and Officers should use the same care, caution and etiquette in sending an e-mail (or when making use of other electronic means of communication) as they would in corresponding in paper form.

12.2	Employees and Officers shall not download any data at work that is unprofessional or inappropriate for use or viewing in a business context.

12.3

An Employee or Officer shall promptly report to his direct supervisor any situation in which data relating to the Company Group has been compromised or when such Employee or Officer suspects or becomes aware of any breach of data relating to the Company Group, including the loss or theft of a computer, laptop or handheld device.

12.4

Employees and Officers should always secure their computers and laptops provided by the Company Group with a strong password which is regularly changed. Employees and Officers are strongly discouraged to write down these passwords and should not, under any circumstance, give their password to others (including to other Employees or Officers). At work, screens of computers and laptops must be locked when an Employee or Officer leaves his desk.

CORPORATE OPPORTUNITIES

Article 13

13.1	Employees and Officers are expected to advance the Company Group’s legitimate business interests.

13.2	An Employee or Officer shall not:

a.	enter into competition with the Company Group;

b.	provide unjustified advantages to third parties to the detriment of the Company Group; or

c.

take advantage of business opportunities available to the Company Group for himself or herself or for his or her spouse, registered partner or other life companion, foster child or any relative by blood or marriage up to the second degree.

13.3

If an Employee or Officer discovers, or is presented with, a business opportunity through the use of property or resources of the Company Group, or because of his position with the Company Group, he or she shall first disclose the terms and conditions of such business opportunity to his direct supervisor, who shall consult with the appropriate level of management to determine whether the Company Group wishes to pursue the business opportunity concerned.

13.4

If the decision is made not to pursue a business opportunity as referred to in Article 13.3 for the benefit of the Company Group, Employees and Officers may, upon review and approval by their direct supervisor, pursue such business opportunity substantially on the original terms and conditions presented to the Company Group.

13.5

The Company agrees and acknowledges that certain of members of its Board (the “Fund Directors” and each a “Fund Director”) are affiliated with professional investment funds or are engaged in, conduct or facilitate a comprehensive program of venture capital (including the development and creation of early-stage companies) and growth investing and therefore review the business plans and related proprietary information of many enterprises, and invest in numerous enterprises, including enterprises that may have products or services that compete directly or indirectly with those of the Company. The Company hereby agrees that:

a.	to the fullest extent permitted under applicable law, no Fund Director shall be liable to the Company for any claim arising out of, or based upon:

i.	the investment by such Fund Director or any affiliate of such Fund Director in any entity competitive with the Company; or

ii.

actions taken by any partner, officer or other representative of such Fund Director or any affiliate of such Fund Director to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company; and

b.

nothing in any agreement between the Company or its affiliates and any Fund Director or its affiliates shall preclude or in any way restrict the Fund Directors or their affiliates from investing, entering into strategic partnerships and business relationships, developing, or creating or invest in any company, and mentor, advise and otherwise interact with (including by providing individuals to serve on the boards of) or participating in any particular company or enterprise, whether or not such company or enterprise has products or services that compete with those of the Company.

For the avoidance of doubt, it is not the intention of the Company that this 13.5 limits, impairs or inhibits the Fund Directors and their affiliates from carrying on the activities mentioned above in good faith, including entering into strategic partnerships or business relationships with and/or investing in entities (including the development and creation of early-stage companies) that might result in competitive relationships and/or offer technologies or services competitive with or similar to the Company.

13.6

The Company renounces, to the fullest extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of any Fund Director or their affiliates, unless such opportunity was expressly offered to such person solely in his capacity as a Director, and agrees that it shall not take any action, or adopt any resolution, inconsistent with the foregoing.

GOVERNMENT RELATIONS AND POLITICAL AFFAIRS

Article 14

14.1

When dealing with the government or Government Officials in performing activities for the Company Group, Employees and Officers shall conduct themselves according to the highest business, ethical, moral and legal standards. Employees and Officers should also be aware of, and abide by, the provisions of the Company’s anti-corruption policy.

14.2

Without prejudice to Article 14.3, the Company Group shall practice great reticence when considering to make contributions to political parties or candidates at any level of government, regardless of local laws and regulations.

14.3

From time to time, issues of significant importance to the financial and business well-being of the Company Group may arise in a political context. The Company Group may participate in such political processes in order to advance its legitimate business interests, including through lobbying, publication of its views in the media and supporting interested organisations.

INTERNATIONAL BUSINESS PRACTICES

Article 15

15.1	The Company Group:

a.	shall not expand its business into a new foreign country without discussing it with the appropriate level of management and, if required, the Company’s legal department;

b.	shall be particularly sensitive to dealings with countries that are involved in conflicts or subject to international sanctions;

c.

when involved in exports, shall observe all laws, regulations and international trade agreements that govern the shipment of the Company Group’s products and services to the importing country and vice versa; and

d.	shall consult with the Company’s legal department when appropriate for specific guidelines for conducting international business.

15.2

Employees and Officers shall apply the Company Group’s business, ethical, moral and legal standards when conducting business in foreign countries, even if culture or common practice might indicate that contradicting or lesser standards of conduct are acceptable.

MEDIA AND OTHER COMMUNICATIONS

Article 16

16.1

The Company Group will disclose information to the public only through specific channels. Unless an Employee or Officer has received proper authorisation to speak on behalf of the Company Group by the appropriate level of management, an Employee or Officer should decline to comment in response to any media requesting information about matters relating to the Company Group, regardless of whether the request is made off the record, for background, or confidentially.

16.2

Employees and Officers are expected to conduct themselves in a manner that reflects positively on the Company Group. When expressing personal views in any media, including television, radio, chat rooms, forums, social media platforms and other electronic media, it should be clear that such statements are personal and do not represent the Company Group’s point of view.

WHISTLEBLOWERS POLICY

Article 17

17.1	Current and former Employees and Officers may report Alleged Irregularities to the Compliance Officer.

17.2	Alleged Irregularities concerning the functioning of:

a.	the Compliance Officer may be reported to any Director;

b.	a Director who is not the Chairman may be reported to the Chairman; and

c.	the Chairman may be reported to the CEO.

17.3

Alleged Irregularities shall be reported in writing or in person. Anyone reporting an Alleged Irregularity should provide as much relevant and concrete information as possible in order for the Alleged Irregularity to be investigated properly. Each reported Alleged Irregularity shall be treated seriously.

17.4

Each Whistleblower has the right, and shall be given the opportunity by the Company Group, to consult with an independent confidential counsellor concerning the Alleged Irregularity reported by such Whistleblower. Such counsellor shall be designated by the Compliance Officer.

17.5

To the extent that the Dutch Act on the Whistleblowers’ Institute (Wet Huis voor Klokkenluiders) is applicable in relation to the Company Group, a Whistleblower may also turn to the Whistleblowers’ Institute (Huis voor klokkenluiders), subject to and in accordance with the provisions of such Act, in order to report an Alleged Irregularity.

17.6

The Company Group shall treat and safeguard as private and confidential the identity of each Whistleblower, as well as any Alleged Irregularity reported by such Whistleblower. Such information shall not be disclosed by the Company Group, unless:

a.	with the consent of the Whistleblower concerned;

b.	this is required under applicable laws or regulations, Stock Exchange requirements and/or by any competent authority; or

c.

it concerns a disclosure to the professional advisors of the Company Group or of the Whistleblower concerned, subject to a duty of confidentiality and only to the extent necessary for any lawful purpose.

17.7

The Company Group shall not take disciplinary action or other adverse employment action against a Whistleblower in retaliation for properly reporting Alleged Irregularities in good faith, or for providing truthful information in good faith in connection with any investigation, inquiry, hearing or legal proceedings involving Alleged Irregularities. However, a Whistleblower who knowingly reports Alleged Irregularities in a manner which is not truthful and in good faith, or does so in a reckless or frivolous manner, may be subject to legal and/or disciplinary action, including dismissal.

17.8

Nothing contained in this code of business conduct and ethics limits or otherwise prohibits any Employee or Officer from communicating with, filing a charge or complaint, or otherwise participating in any investigation or proceeding with any federal, state or local governmental agency or commission, including providing documents or other information to such institution, without notice to the Company.

17.9	Any Alleged Irregularities concerning accounting and auditing matters shall be governed by the Accounting & Auditing Whistleblower Policy.

INSIDER TRADING

Article 18

The applicable restrictions and prohibitions on market abuse, including concerning the unlawful use and disclosure of inside information, tipping and market manipulation, are specific and complex. Employees and Officers should refer to the Company’s insider trading policy, which contains detailed rules on the possession of, and conducting and effecting transactions in, the Company’s shares and certain other financial instruments.

DISPENSATION

Article 19

19.1

At the request of an Employee or Officer, the Compliance Officer may grant a dispensation from certain provisions of this policy, but only in exceptional circumstances, after consultation with the appropriate level of management and the Company’s legal department, and provided that no dispensation can be granted for matters which follow from mandatory provisions of applicable laws and regulations.

19.2

When considering a request for dispensation, the Compliance Officer shall practice great reticence if the matter concerned has the potential of damaging or violating the spirit of the Company Group’s business, ethical, moral and legal standards as set out in this policy.

19.3

A request for dispensation shall be made in writing and shall be supported by reasons. Any dispensation granted by the Compliance Officer shall be granted in writing and shall be signed by the Compliance Officer and at least one Director. Any dispensation granted, if required, shall be publicly disclosed by the Company in accordance with applicable law and stock exchange requirements.

19.4

If and when a dispensation is granted for a specific matter, this does not automatically entitle other Employees or Officers to receive dispensation for that same matter, or for similar matters. Any Employee or Officer who receives a dispensation, shall not automatically be entitled to any renewal, revision or extension of such dispensation.

AMENDMENTS AND DEVIATIONS

Article 20

Pursuant to a resolution to that effect, the Board may amend or supplement this policy and, without prejudice to Article 19, allow waivers or temporary deviations from this policy, subject to ongoing compliance with applicable law and stock exchange requirements. Any such waiver or deviation shall promptly be disclosed to the Company’s shareholders in accordance with applicable U.S. securities laws and/or the rules and regulations of the securities exchange on which the Company’s securities are then traded.

MONITORING COMPLIANCE AND DISCIPLINARY ACTION

Article 21

21.1

The Company’s management, under the supervision of the Board or a duly authorized committee thereof or, in the case of accounting, internal accounting controls, auditing or securities law matters, the Audit Committee, shall take reasonable steps from time to time to (i) monitor compliance with this policy, (ii) when appropriate, impose and enforce appropriate disciplinary measures for violations of this policy, and (iii) when appropriate, report violators to the appropriate authorities.

21.2

Disciplinary measures for violations of this policy will be determined in the Board’s sole discretion and may include, but are not limited to, counselling, oral or written reprimands, warnings, probation or suspension with or without pay, demotions, reductions in salary, termination of employment or service, and restitution. Violations will be determined by a fair process, and any accused violator will be given an opportunity to present his version of the events at issue prior to any determination of appropriate discipline.

21.3

The Company’s management shall periodically report to the Board or a duly authorized committee thereof on these compliance efforts including, without limitation, periodic reporting of alleged violations of this policy and the actions taken with respect thereto.

CODE OF ETHICS FOR THE CEO AND SENIOR FINANCIAL OFFICERS

Article 22

The CEO and all senior financial officers, including the Company’s chief financial officer, the director of finance, any controller and persons performing similar functions shall:

a.	engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

b.	avoid conflicts of interest and disclose to the chairman of the Audit Committee any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

c.

take all reasonable measures to protect the confidentiality of non-public information about the Company and its customers obtained or created in connection with their activities and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

d.	take all reasonable measures to achieve responsible use of and control over the Company’s assets and resources;

e.

promote full, fair, accurate, timely and understandable disclosure in all material respects in reports and documents that the Company files with, or submits to, the SEC and other regulatory authorities and in other public communications made by the Company in accordance with the following guidelines:

i.	all accounting records, and the reports produced from such records, must be in accordance with all applicable laws;

ii.	all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

iii.	all accounting records must fairly and accurately reflect in reasonable detail in accordance with generally accepted accounting principles the Company’s assets, liabilities, revenues and expenses;

iv.	all accounting records must not contain any materially false or intentionally misleading entries;

v.	no transactions should be intentionally misclassified as to accounts, departments or accounting periods; and

vi.	all transactions must be supported by accurate documentation in reasonable detail and in all material respects to be recorded in the proper account and in the proper accounting period;

f.	no information should be concealed from the Company’s auditors; and compliance with the Company’s system of internal controls is required;

g.

comply with all governmental laws, rules and regulations applicable to the Company’s business, including taking necessary steps to avoid and, where possible, prevent any violations of the securities laws; and

h.

promptly report to the chairman of the Audit Committee (or, if the chairman is unavailable, to all other members of the Audit Committee) any fraud, whether or not material, involving management or other employees of the Company who have a significant role in the Company’s disclosures or internal controls over financial reporting and promptly report any possible violation of this Article 22 to the chairman of the Audit Committee.

GOVERNING LAW AND JURISDICTION

Article 23

This policy shall be governed by and shall be construed in accordance with the laws of the Netherlands. Any dispute arising in connection with this policy shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.